Exhibit 99.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands)

	March 28,	December 28,
	2020	2019
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$199,114	$311,319
Accounts receivable, net	231,215	253,256
Costs and estimated earnings in excess of billings	11,319	13,088
Inventories	231,413	204,787
Other current assets	15,195	13,831
Total current assets	688,256	796,281
Property, plant and equipment, less accumulated depreciation, depletion and amortization (March 28, 2020 - $1,000,745 and December 28, 2019 - $955,815)	1,768,703	1,747,449
Goodwill	1,196,557	1,200,699
Intangible assets, less accumulated amortization (March 28, 2020 - $11,071 and December 28, 2019 - $10,366)	22,793	23,498
Operating lease right-of-use assets	30,527	32,777
Other assets	48,510	55,519
Total assets	$3,755,346	$3,856,223
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$7,942	$7,942
Current portion of acquisition-related liabilities	28,671	30,200
Accounts payable	122,961	116,970
Accrued expenses	102,691	120,237
Current operating lease liabilities	8,131	8,427
Billings in excess of costs and estimated earnings	14,022	13,864
Total current liabilities	284,418	297,640
Long-term debt	1,850,289	1,851,057
Acquisition-related liabilities	13,024	17,666
Noncurrent operating lease liabilities	23,280	25,381
Other noncurrent liabilities	141,362	151,329
Total liabilities	2,312,373	2,343,073
Commitments and contingencies (see note 15)
Members' equity	1,434,525	1,432,718
Accumulated earnings	37,778	101,403
Accumulated other comprehensive loss	(29,330)	(20,971)
Total members' interest	1,442,973	1,513,150
Total liabilities and members' interest	$3,755,346	$3,856,223

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Operations
(In thousands)

	Three months ended
	March 28,	March 30,
	2020	2019
Revenue:
Product	$305,307	$271,641
Service	37,099	34,309
Net revenue	342,406	305,950
Delivery and subcontract revenue	24,784	26,689
Total revenue	367,190	332,639
Cost of revenue (excluding items shown separately below):
Product	232,504	213,726
Service	28,867	26,589
Net cost of revenue	261,371	240,315
Delivery and subcontract cost	24,784	26,689
Total cost of revenue	286,155	267,004
General and administrative expenses	70,224	67,610
Depreciation, depletion, amortization and accretion	51,778	55,388
Transaction costs	753	308
Operating loss	(41,720)	(57,671)
Interest expense	27,700	29,937
Loss on debt financings	—	14,565
Other loss (income), net	89	(2,803)
Loss from operations before taxes	(69,509)	(99,370)
Income tax benefit	(5,884)	(7,806)
Net loss attributable to Summit LLC	$(63,625)	$(91,564)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Comprehensive Income
(In thousands)

	Three months ended
	March 28,	March 30,
	2020	2019
Net loss	$(63,625)	$(91,564)
Other comprehensive income (loss):
Foreign currency translation adjustment	(8,359)	2,358
Income (loss) on cash flow hedges	—	(166)
Other comprehensive (loss) income	(8,359)	2,192
Comprehensive loss attributable to Summit LLC	$(71,984)	$(89,372)

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Three months ended
	March 28,	March 30,
	2020	2019
Cash flow from operating activities:
Net loss	$(63,625)	$(91,564)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, depletion, amortization and accretion	55,160	56,871
Share-based compensation expense	4,905	5,906
Net gain on asset disposals	(1,933)	(1,735)
Non-cash loss on debt financings	—	2,850
Change in deferred tax asset, net	(6,184)	(7,738)
Other	1,611	47
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	19,939	20,118
Inventories	(26,979)	(705)
Costs and estimated earnings in excess of billings	1,710	1,541
Other current assets	(2,519)	(3,447)
Other assets	5,543	2,576
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	(2,712)	(6,126)
Accrued expenses	(20,776)	(6,268)
Billings in excess of costs and estimated earnings	245	(1,195)
Other liabilities	(3,316)	(1,807)
Net cash used in operating activities	(38,931)	(30,676)
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(2,842)
Purchases of property, plant and equipment	(61,829)	(62,188)
Proceeds from the sale of property, plant and equipment	3,160	2,797
Other	1,801	(178)
Net cash used for investing activities	(56,868)	(62,411)
Cash flow from financing activities:
Capital contributions by member	310	766
Proceeds from debt issuances	—	300,000
Debt issuance costs	—	(5,774)
Payments on debt	(5,493)	(256,333)
Payments on acquisition-related liabilities	(7,015)	(6,433)
Distributions	(2,500)	(2,500)
Other	(908)	(501)
Net cash (used in) provided by financing activities	(15,606)	29,225
Impact of foreign currency on cash	(800)	191
Net decrease in cash	(112,205)	(63,671)
Cash and cash equivalents – beginning of period	311,319	128,508
Cash and cash equivalents – end of period	$199,114	$64,837

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Unaudited Consolidated Statements of Changes in Member’s Interest and Redeemable Noncontrolling Interest
(In thousands)

	Total Member’s Interest
			Accumulated
			other	Total
	Member’s	Accumulated	comprehensive	member’s
	equity	earnings (deficit)	loss	interest
Balance — December 28, 2019	$1,432,718	$101,403	$(20,971)	$1,513,150
Net contributed capital	310	—	—	310
Net loss	—	(63,625)	—	(63,625)
Other comprehensive income	—	—	(8,359)	(8,359)
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	4,905	—	—	4,905
Shares redeemed to settle taxes and other	(908)	—	—	(908)
Balance — March 28, 2020	$1,434,525	$37,778	$(29,330)	$1,442,973

Balance — December 29, 2018	$1,396,241	$12,806	$(23,616)	$1,385,431
Net contributed capital	766	—	—	766
Net loss	—	(91,564)	—	(91,564)
Other comprehensive loss	—	—	2,192	2,192
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	5,906	—	—	5,906
Shares redeemed to settle taxes and other	(501)	—	—	(501)
Balance — March 30, 2019	$1,399,912	$(78,758)	$(21,424)	$1,299,730

See notes to unaudited consolidated financial statements.

SUMMIT MATERIALS, LLC

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands)

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) consummated in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Basis of Presentation—These unaudited consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as of and for the year ended December 28, 2019. The Company continues to follow the accounting policies set forth in those audited consolidated financial statements.

Management believes that these consolidated interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of March 28, 2020, the results of operations for the three months ended March 28, 2020 and March 30, 2019 and cash flows for the three months ended March 28, 2020 and March 30, 2019.

Use of Estimates—Preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 23 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Kansas, Utah and Missouri. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers, and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in the three months ended March 28, 2020 or March 30, 2019.

Revenue Recognition — We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, and from the provision of services, which are primarily paving and related services.

Products: Revenue for product sales is recognized when evidence of an arrangement exists and when control passes, which generally is when the product is shipped.

Services: We earn revenue from the provision of services, which are primarily paving and related services, which are typically calculated using monthly progress based on the percentage of completion or a customer’s engineer review of progress.

The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts are for work that occurs mostly during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion.

The percentage of completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes.

New Accounting Standards — In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which reduces the accounting complexity of implementing a cloud computing service arrangement. The ASU aligns the capitalization of implementation costs among hosting arrangements and costs incurred to develop internal-use software. We adopted this ASU in the first quarter of 2020 and the adoption of this ASU did not have a material impact on the consolidated financial statements.

2. GOODWILL AND INTANGIBLES

The Company has completed numerous acquisitions since its formation, which have been financed through a combination of debt and equity funding. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value.

Changes in the carrying amount of goodwill, by reportable segment, from December 28, 2019 to March 28, 2020 are summarized as follows:

	West	East	Cement	Total
Balance—December 28, 2019	$585,617	$410,426	$204,656	$1,200,699
Foreign currency translation adjustments	(4,142)	—	—	(4,142)
Balance—March 28, 2020	$581,475	$410,426	$204,656	$1,196,557

The Company’s intangible assets are primarily composed of goodwill, mineral lease agreements and reserve rights. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases. The following table shows intangible assets by type and in total:

	March 28, 2020			December 28, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Mineral leases	$19,064	$(6,690)	$12,374	$19,064	$(6,408)	$12,656
Reserve rights	6,234	(2,323)	3,911	6,234	(2,248)	3,986
Trade names	1,000	(983)	17	1,000	(958)	42
Other	7,566	(1,075)	6,491	7,566	(752)	6,814
Total intangible assets	$33,864	$(11,071)	$22,793	$33,864	$(10,366)	$23,498

Amortization expense totaled $0.7 million and $0.4 million for the three months ended March 28, 2020 and March 30, 2019, respectively. The estimated amortization expense for the intangible assets for each of the five years subsequent to March 28, 2020 is as follows:

2020 (nine months)	$1,823
2021	2,147
2022	2,142
2023	2,009
2024	1,914
2025	1,869
Thereafter	10,889
Total	$22,793

3. REVENUE RECOGNITION

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide.

Revenue by product for the three months ended March 28, 2020 and March 30, 2019 is as follows:

	Three months ended
	March 28,	March 30,
	2020	2019
Revenue by product*:
Aggregates	$96,161	$87,872
Cement	32,863	32,499
Ready-mix concrete	141,704	117,320
Asphalt	23,206	23,038
Paving and related services	33,426	34,345
Other	39,830	37,565
Total revenue	$367,190	$332,639
*Revenue from liquid asphalt terminals is included in asphalt revenue.

Accounts receivable, net consisted of the following as of March 28, 2020 and December 28, 2019:

	March 28,	December 28,
	2020	2019
Trade accounts receivable	$195,623	$191,672
Construction contract receivables	22,074	47,966
Retention receivables	18,141	17,808
Receivables from related parties	1,585	1,596
Accounts receivable	237,423	259,042
Less: Allowance for doubtful accounts	(6,208)	(5,786)
Accounts receivable, net	$231,215	$253,256

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

4. INVENTORIES

Inventories consisted of the following as of March 28, 2020 and December 28, 2019:

	March 28, 2020	December 28, 2019
Aggregate stockpiles	$152,238	$140,461
Finished goods	44,357	33,023
Work in process	7,628	7,664
Raw materials	27,190	23,639
Total	$231,413	$204,787

5. ACCRUED EXPENSES

Accrued expenses consisted of the following as of March 28, 2020 and December 28, 2019:

	March 28, 2020	December 28, 2019
Interest	$15,852	$26,892
Payroll and benefits	18,797	29,356
Finance lease obligations	20,724	16,007
Insurance	13,870	14,968
Non-income taxes	10,608	7,898
Professional fees	1,189	902
Other (1)	21,651	24,214
Total	$102,691	$120,237
_______________________________________________________________________
(1) Consists primarily of subcontractor and working capital settlement accruals.

6. DEBT

Debt consisted of the following as of March 28, 2020 and December 28, 2019:

	March 28, 2020	December 28, 2019
Term Loan, due 2024:
$622.7 million and $624.3 million, net of $1.1 million discount at March 28, 2020 and December 28, 2019, respectively	$621,608	$623,140
6 1/8% Senior Notes, due 2023:
$650.0 million, net of $0.8 million and $0.9 million discount at March 28, 2020 and December 28, 2019, respectively	649,194	649,133
5 1/8% Senior Notes, due 2025	300,000	300,000
6 1/2% Senior Notes, due 2027	300,000	300,000
Total	1,870,802	1,872,273
Current portion of long-term debt	7,942	7,942
Long-term debt	$1,862,860	$1,864,331

The contractual payments of long-term debt, including current maturities, for the five years subsequent to March 28, 2020, are as follows:

2020 (nine months)	$6,354
2021	6,353
2022	6,354
2023	656,354
2024	597,253
2025	300,000
Thereafter	300,000
Total	1,872,668
Less: Original issue net discount	(1,866)
Less: Capitalized loan costs	(12,571)
Total debt	$1,858,231

Senior Notes—On March 15, 2019, Summit LLC and Summit Materials Finance Corp., an indirect wholly-owned subsidiary of Summit LLC (“Finance Corp.” and together with Summit LLC, the “Issuers”) issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019 (the "2019 Indenture"). The 2019 Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2019 Indenture also contains customary events of default. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

In March 2019, using the proceeds from the 2027 Notes, all of the outstanding $250.0 million 8.500% senior notes due 2022 (the “2022 Notes”) were redeemed at a price equal to par plus an applicable premium and the indenture under which the 2022 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $14.6 million were recognized in the quarter ended March 30, 2019, which included charges of$11.7 million for the applicable redemption premium and $2.9 million for the write-off of deferred financing fees.

In 2017, the Issuers issued $300.0 million of 5.125% senior notes due June 1, 2025 (the “2025 Notes”). The 2025 Notes were issued at 100.0% of their par value with proceeds of $295.4 million, net of related fees and expenses. The 2025 Notes were issued under an indenture dated June 1, 2017, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2025 Notes is payable semi-annually on June 1 and December 1 of each year commencing on December 1, 2017.

In 2015, the Issuers issued $650.0 million of 6.125% senior notes due July 2023 (the “2023 Notes” and collectively with the 2025 Notes and the 2027 Notes, the “Senior Notes”). Of the aggregate $650.0 million of 2023 Notes, $350.0 million were issued at par and $300.0 million were issued at 99.375% of par. The 2023 Notes were issued under an indenture dated July 8, 2015, the terms of which are generally consistent with the 2019 Indenture. Interest on the 2023 Notes is payable semi-annually in arrears on January 15 and July 15 of each year.

As of March 28, 2020 and December 28, 2019, the Company was in compliance with all financial covenants under the applicable indentures.

Senior Secured Credit Facilities— Summit LLC has credit facilities that provide for term loans in an aggregate amount of $650.0 million and revolving credit commitments in an aggregate amount of $345.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required principal repayments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December commencing with the March 2018 payment. The unpaid principal balance is due in full on the maturity date, which is November 21, 2024.

On February 25, 2019, Summit LLC entered into Incremental Amendment No. 4 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”) which, among other things, increased the total amount available under the revolving credit facility to $345.0 million and extended the maturity date of the Credit Agreement with respect to the revolving credit commitments to February 25, 2024. During 2018 and 2017, Summit LLC entered into three different amendments to the

Credit Agreement, which among other things, reduced the applicable margin in respect to the outstanding principal amount at the time of the respective amendments.

The revolving credit facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) LIBOR plus 1.00%, plus an applicable margin of 2.00% for base rate loans or (ii) a LIBOR rate determined by reference to Reuters prior to the interest period relevant to such borrowing adjusted for certain additional costs plus an applicable margin of 3.00% for LIBOR rate loans.

There were no outstanding borrowings under the revolving credit facility as of March 28, 2020 and December 28, 2019, with borrowing capacity of $329.0 million remaining as of March 28, 2020, which is net of $16.0 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects, large leases, workers compensation claims and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of March 28, 2020 and December 28, 2019, Summit LLC was in compliance with all financial covenants.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the three months ended March 28, 2020 and March 30, 2019:

Deferred financing fees
Balance—December 28, 2019	$15,436
Amortization	(833)
Balance—March 28, 2020	$14,603

Balance - December 29, 2018	$15,475
Loan origination fees	5,774
Amortization	(998)
Write off of deferred financing fees	(2,851)
Balance - March 30, 2019	$17,400

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.90% and (iii) $0.3 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary. There were no amounts outstanding under this agreement as of March 28, 2020 or December 28, 2019.

7. INCOME TAXES

Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its parent company and is generally not subject to federal or state income tax. However, certain subsidiary entities file federal, state and Canadian income tax returns due to their status as taxable entities in the respective jurisdiction. The effective income tax rate for the C Corporations differs from the statutory federal rate primarily due to (1) tax depletion expense in excess of the expense recorded under U.S. GAAP, (2) state income taxes and the effect of graduated tax rates and (3) various other items, such as limitations on meals and entertainment and other costs.  The effective income tax rate for the Canadian subsidiary is not significantly different from its historical effective tax rate.

Summit LLC and its subsidiaries expect additional unrecognized tax benefits related to the deductibility of interest expense in 2019 that if recognized would affect the annual effective tax rate, and included that in its estimate of those amounts in its annual effective tax rate. We did not recognize interest or penalties related to this amount as it is offset by other attributes. No material interest or penalties were recognized in income tax expense during the three months ended March 28, 2020 and March 30, 2019. No uncertain tax benefits were recognized in the three months ended March 30, 2019.

8. MEMBERS’ INTEREST

Accumulated other comprehensive income (loss) —The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

				Accumulated
		Foreign currency		other
	Change in	translation	Cash flow hedge	comprehensive
	retirement plans	adjustments	adjustments	(loss) income
Balance — December 28, 2019	$(6,317)	$(14,654)	$—	$(20,971)
Foreign currency translation adjustment	—	(8,359)	—	(8,359)
Balance — March 28, 2020	$(6,317)	$(23,013)	$—	$(29,330)

Balance — December 29, 2018	$(4,392)	$(19,370)	$146	$(23,616)
Foreign currency translation adjustment	—	2,358	—	2,358
Loss on cash flow hedges	—	—	(166)	(166)
Balance — March 30, 2019	$(4,392)	$(17,012)	$(20)	$(21,424)

9. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is as follows:

	Three months ended
	March 28, 2020	March 30, 2019
Cash payments:
Interest	$36,310	$21,126
Refunds for income taxes, net	(298)	(20)
Operating cash payments on operating leases	2,948	2,837
Operating cash payments on finance leases	794	699
Finance cash payments on finance leases	3,883	2,580
Non cash financing activities:
Right of use assets obtained in exchange for operating lease obligations	$577	$1,608
Right of use assets obtained in exchange for finance leases obligations	6,267	9,442

10. LEASES

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements entered into or reassessed after the adoption of Topic 842, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of Topic 842. Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	Three months ended
	March 28, 2020	March 30, 2019
Operating lease cost	$2,607	$2,455
Variable lease cost	57	72
Short-term lease cost	8,620	6,581
Financing lease cost:
Amortization of right-of-use assets	2,739	2,623
Interest on lease liabilities	771	755
Total lease cost	$14,794	$12,486

	March 28, 2020	December 28, 2019
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets	$30,527	$32,777

Current operating lease liabilities	$8,131	$8,427
Noncurrent operating lease liabilities	23,280	25,381
Total operating lease liabilities	$31,411	$33,808
Finance leases:
Property and equipment, gross	$87,377	$82,660
Less accumulated depreciation	(27,251)	(24,907)
Property and equipment, net	$60,126	$57,753

Current finance lease liabilities	$20,724	$16,007
Long-term finance lease liabilities	37,300	40,410
Total finance lease liabilities	$58,024	$56,417

Weighted average remaining lease term (years):
Operating leases	8.6	8.6
Finance lease	2.5	2.6

Weighted average discount rate (%):
Operating leases	5.5%	5.5%
Finance lease	5.5%	5.5%

Maturities of lease liabilities were as follows:
	Operating Leases	Finance Leases
2020 (nine months)	$7,116	$14,513
2021	8,033	23,292
2022	4,920	16,428
2023	3,877	4,472
2024	2,232	2,277
2025	1,414	1,104
Thereafter	12,613	1,743
Total lease payments	40,205	63,829
Less imputed interest	(8,794)	(5,805)
Present value of lease payments	$31,411	$58,024

11. COMMITMENTS AND CONTINGENCIES

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB. Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

The Company has asset retirement obligations arising from regulatory and contractual requirements to perform reclamation activities at the time certain quarries and landfills are closed. As of March 28, 2020 and December 28, 2019, $31.5 million and $28.8 million, respectively, were included in other noncurrent liabilities on the consolidated balance sheets and $5.0 million and $7.9 million, respectively, were included in accrued expenses for future reclamation costs. The total undiscounted anticipated costs for site reclamation as of March 28, 2020 and December 28, 2019 were $96.7 million and $97.4 million, respectively.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

12. FAIR VALUE

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of March 28, 2020 and December 28, 2019 was:

	March 28, 2020	December 28, 2019
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$525	$1,967
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$1,231	$1,302

The fair value of contingent consideration was based on unobservable, or Level 3, inputs, including projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material valuation adjustments to contingent consideration as of March 28, 2020 and March 30, 2019.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of March 28, 2020 and December 28, 2019 was:

	March 28, 2020		December 28, 2019
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 2
Long-term debt(1)	$1,699,541	$1,870,802	$1,918,720	$1,872,273
Level 3
Current portion of deferred consideration and noncompete obligations(2)	28,146	28,146	28,233	28,233
Long term portion of deferred consideration and noncompete obligations(3)	11,793	11,793	16,364	16,364

(1)	$7.9 million was included in current portion of debt as of March 28, 2020 and December 28, 2019.

(2)	Included in current portion of acquisition-related liabilities on the consolidated balance sheets.

(3)	Included in acquisition-related liabilities on the consolidated balance sheets.

The fair value of debt was determined based on observable, or Level 2 inputs, such as interest rates, bond yields and quoted prices in inactive markets. The fair values of the deferred consideration and noncompete obligations were determined based on unobservable, or Level 3, inputs, including the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

13. SEGMENT INFORMATION

The Company has three operating segments: West, East, and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure.

The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, our Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company’s segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of March 28, 2020 and December 28, 2019 and for the three months ended March 28, 2020 and March 30, 2019:

	Three months ended
	March 28,	March 30,
	2020	2019
Revenue*:
West	$196,225	$181,945
East	133,040	113,388
Cement	37,925	37,306
Total revenue	$367,190	$332,639
*Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	Three months ended
	March 28,	March 30,
	2020	2019
Loss from operations before taxes	$(69,509)	$(99,370)
Interest expense	27,700	29,937
Depreciation, depletion and amortization	51,201	54,807
Accretion	577	581
Loss on debt financings	—	14,565
Transaction costs	753	308
Non-cash compensation	4,905	5,906
Other	787	(146)
Total Adjusted EBITDA	$16,414	$6,588

Total Adjusted EBITDA by Segment:
West	$22,468	$14,298
East	9,573	3,242
Cement	(7,561)	(2,587)
Corporate and other	(8,066)	(8,365)
Total Adjusted EBITDA	$16,414	$6,588

	Three months ended
	March 28, 2020	March 30, 2019
Purchases of property, plant and equipment
West	$18,896	$30,375
East	37,081	24,428
Cement	5,399	6,893
Total reportable segments	61,376	61,696
Corporate and other	453	492
Total purchases of property, plant and equipment	$61,829	$62,188

	Three months ended
	March 28,	March 30,
	2020	2019
Depreciation, depletion, amortization and accretion:
West	$21,800	$23,925
East	21,096	20,211
Cement	7,893	10,300
Total reportable segments	50,789	54,436
Corporate and other	989	952
Total depreciation, depletion, amortization and accretion	$51,778	$55,388

	March 28, 2020	December 28, 2019
Total assets:
West	$1,368,542	$1,379,684
East	1,307,709	1,288,835
Cement	869,026	868,528
Total reportable segments	3,545,277	3,537,047
Corporate and other	210,069	319,176
Total	$3,755,346	$3,856,223

14. GUARANTOR AND NON-GUARANTOR FINANCIAL INFORMATION

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the Senior Notes and other indebtedness. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.

There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.

The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the wholly-owned guarantors and the Non-Guarantors.

Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
March 28, 2020

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$190,794	$1,645	$10,362	$(3,687)	$199,114
Accounts receivable, net	—	216,747	14,645	(177)	231,215
Intercompany receivables	414,855	893,871	—	(1,308,726)	—
Cost and estimated earnings in excess of billings	—	10,522	797	—	11,319
Inventories	—	226,500	4,913	—	231,413
Other current assets	3,042	10,506	1,647	—	15,195
Total current assets	608,691	1,359,791	32,364	(1,312,590)	688,256
Property, plant and equipment, net	11,067	1,700,780	56,856	—	1,768,703
Goodwill	—	1,142,063	54,494	—	1,196,557
Intangible assets, net	—	22,793	—	—	22,793
Operating lease right-of-use assets	3,144	23,071	4,312	—	30,527
Other assets	3,570,946	152,451	675	(3,675,562)	48,510
Total assets	$4,193,848	$4,400,949	$148,701	$(4,988,152)	$3,755,346
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$7,942	$—	$—	$—	$7,942
Current portion of acquisition-related liabilities	—	28,671	—	—	28,671
Accounts payable	3,949	112,763	6,426	(177)	122,961
Accrued expenses	35,401	68,750	2,227	(3,687)	102,691
Current operating lease liabilities	800	6,358	973	—	8,131
Intercompany payables	845,943	445,880	16,903	(1,308,726)	—
Billings in excess of costs and estimated earnings	—	12,984	1,038	—	14,022
Total current liabilities	894,035	675,406	27,567	(1,312,590)	284,418
Long-term debt	1,850,289	—	—	—	1,850,289
Acquisition-related liabilities	—	13,024	—	—	13,024
Noncurrent operating lease liabilities	3,258	16,854	3,168	—	23,280
Other noncurrent liabilities	3,293	196,100	78,989	(137,020)	141,362
Total liabilities	2,750,875	901,384	109,724	(1,449,610)	2,312,373
Total member's interest	1,442,973	3,499,565	38,977	(3,538,542)	1,442,973
Total liabilities and member’s interest	$4,193,848	$4,400,949	$148,701	$(4,988,152)	$3,755,346

Condensed Consolidating Balance Sheets
December 28, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$302,474	$5,488	$9,834	$(6,477)	$311,319
Accounts receivable, net	—	234,053	19,236	(33)	253,256
Intercompany receivables	443,323	942,385	—	(1,385,708)	—
Cost and estimated earnings in excess of billings	—	12,291	797	—	13,088
Inventories	—	199,794	4,993	—	204,787
Other current assets	1,763	10,308	1,760	—	13,831
Total current assets	747,560	1,404,319	36,620	(1,392,218)	796,281
Property, plant and equipment, net	11,602	1,674,443	61,404	—	1,747,449
Goodwill	—	1,142,063	58,636	—	1,200,699
Intangible assets, net	—	23,498	—	—	23,498
Operating lease right-of-use assets	3,316	24,551	4,910	—	32,777
Other assets	3,596,161	168,314	734	(3,709,690)	55,519
Total assets	$4,358,639	$4,437,188	$162,304	$(5,101,908)	$3,856,223
Liabilities and Member’s Interest
Current liabilities:
Current portion of debt	$7,942	$—	$—	$—	$7,942
Current portion of acquisition-related liabilities	—	30,200	—	—	30,200
Accounts payable	4,588	103,812	8,603	(33)	116,970
Accrued expenses	51,043	72,970	2,701	(6,477)	120,237
Current operating lease liabilities	764	6,571	1,092	—	8,427
Intercompany payables	922,356	447,827	15,525	(1,385,708)	—
Billings in excess of costs and estimated earnings	—	12,183	1,681	—	13,864
Total current liabilities	986,693	673,563	29,602	(1,392,218)	297,640
Long-term debt	1,851,057	—	—	—	1,851,057
Acquisition-related liabilities	—	17,666	—	—	17,666
Noncurrent operating lease liabilities	3,480	18,047	3,854	—	25,381
Other noncurrent liabilities	4,259	203,919	80,169	(137,018)	151,329
Total liabilities	2,845,489	913,195	113,625	(1,529,236)	2,343,073
Total member's interest	1,513,150	3,523,993	48,679	(3,572,672)	1,513,150
Total liabilities and member’s interest	$4,358,639	$4,437,188	$162,304	$(5,101,908)	$3,856,223

Condensed Consolidating Statements of Operations
For the three months ended March 28, 2020

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$354,330	$16,193	$(3,333)	$367,190
Cost of revenue (excluding items shown separately below)	—	278,195	11,293	(3,333)	286,155
General and administrative expenses	13,830	54,123	3,024	—	70,977
Depreciation, depletion, amortization and accretion	989	49,473	1,316	—	51,778
Operating (loss) income	(14,819)	(27,461)	560	—	(41,720)
Other loss (income), net	15,292	(306)	1,171	(16,068)	89
Interest expense (income)	33,214	(6,714)	1,200	—	27,700
Loss from operation before taxes	(63,325)	(20,441)	(1,811)	16,068	(69,509)
Income tax expense (benefit)	300	(5,717)	(467)	—	(5,884)
Net loss attributable to Summit LLC	$(63,625)	$(14,724)	$(1,344)	$16,068	$(63,625)
Comprehensive (loss) income attributable to member of Summit Materials, LLC	$(71,984)	$(14,724)	$7,015	$7,709	$(71,984)

Condensed Consolidating Statements of Operations
For the three months ended March 30, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$318,181	$15,641	$(1,183)	$332,639
Cost of revenue (excluding items shown separately below)	—	256,166	12,021	(1,183)	267,004
General and administrative expenses	14,930	50,032	2,956	—	67,918
Depreciation, depletion, amortization and accretion	952	52,920	1,516	—	55,388
Operating loss	(15,882)	(40,937)	(852)	—	(57,671)
Other loss (income), net	43,611	(1,942)	(403)	(29,504)	11,762
Interest expense (income)	31,697	(2,964)	1,204	—	29,937
Loss from operation before taxes	(91,190)	(36,031)	(1,653)	29,504	(99,370)
Income tax expense (benefit)	374	(7,737)	(443)	—	(7,806)
Net loss attributable to Summit LLC	$(91,564)	$(28,294)	$(1,210)	$29,504	$(91,564)
Comprehensive loss attributable to member of Summit Materials, LLC	$(89,372)	$(28,128)	$(3,568)	$31,696	$(89,372)

Condensed Consolidating Statements of Cash Flows
For the three months ended March 28, 2020

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(51,401)	$10,349	$2,121	$—	$(38,931)
Cash flow from investing activities:
Purchase of property, plant and equipment	(454)	(60,423)	(952)	—	(61,829)
Proceeds from the sale of property, plant, and equipment	—	3,140	20	—	3,160
Other	—	1,801	—	—	1,801
Net cash used for investing activities	(454)	(55,482)	(932)	—	(56,868)
Cash flow from financing activities:
Proceeds from investment by member	310	—	—	—	310
Loans received from and payments made on loans from other Summit Companies	(55,225)	52,247	188	2,790	—
Payments on long-term debt	(1,588)	(3,856)	(49)	—	(5,493)
Payments on acquisition-related liabilities	—	(7,015)	—	—	(7,015)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(822)	(86)	—	—	(908)
Net cash (used in) provided by financing activities	(59,825)	41,290	139	2,790	(15,606)
Impact of cash on foreign currency	—	—	(800)	—	(800)
Net (decrease) increase in cash	(111,680)	(3,843)	528	2,790	(112,205)
Cash — Beginning of period	302,474	5,488	9,834	(6,477)	311,319
Cash — End of period	$190,794	$1,645	$10,362	$(3,687)	$199,114

Condensed Consolidating Statements of Cash Flows
For the three months ended March 30, 2019

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(57,399)	$26,570	$153	$—	$(30,676)
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(2,842)	—	—	(2,842)
Purchase of property, plant and equipment	(492)	(57,326)	(4,370)	—	(62,188)
Proceeds from the sale of property, plant, and equipment	—	2,791	6	—	2,797
Other	—	(178)	—	—	(178)
Net cash used for investing activities	(492)	(57,555)	(4,364)	—	(62,411)
Cash flow from financing activities:
Proceeds from investment by member	(2,075)	2,841	—	—	766
Net proceeds from debt issuance	300,000	—	—	—	300,000
Loans received from and payments made on loans from other Summit Companies	(26,242)	30,576	113	(4,447)	—
Payments on long-term debt	(253,178)	(3,076)	(79)	—	(256,333)
Payments on acquisition-related liabilities	—	(6,433)	—	—	(6,433)
Financing costs	(5,774)	—	—	—	(5,774)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(465)	(36)	—	—	(501)
Net cash provided by financing activities	9,766	23,872	34	(4,447)	29,225
Impact of cash on foreign currency	—	—	191	—	191
Net decrease in cash	(48,125)	(7,113)	(3,986)	(4,447)	(63,671)
Cash — Beginning of period	117,219	8,440	7,719	(4,870)	128,508
Cash — End of period	$69,094	$1,327	$3,733	$(9,317)	$64,837